Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

January 11, 2013

DTUS

iPath[®] Exchange Traded Notes

iPath® US Treasury 2-year Bear ETN

Note Description

The iPath® US Treasury 2-year Bear ETN is designed to provide investors with inverse exposure to the Barclays 2Y US Treasury Futures Targeted Exposure Index™.

Index Description

The Barclays 2Y US Treasury Futures Targeted Exposure Index™ (the "Index") is designed to decrease in response to an increase in the 2-year Treasury note yields and to increase in response to a decrease in 2-year Treasury note yields. The Index targets a fixed level of sensitivity to changes in the yield of the current "cheapest-to-deliver" note underlying the relevant 2-year Treasury futures contract at a given point in time. The Index seeks to achieve its target sensitivity through the allocation of a weighting to the relevant 2-year Treasury futures contract, as traded on the Chicago Board of Trade, underlying the Index.

Note Details

Ticker	DTUS
Intraday Indicative Value Ticker	DTUS.IV
CUSIP	06740L519
ISIN	US06740L5194
Primary exchange	NYSE Arca
Yearly fee[1]	0.75%
Index rolling cost[2]	0.12%
Index multiplier[3]	-$0.10
Inception date	8/9/2010
Maturity date	8/13/2020
Issuer	Barclays Bank PLC
Callable ETN	No

Index Details

Index name	Barclays 2Y US Treasury Futures Targeted Exposure Index™
Composition	Futures on Treasuries
Number of components	1
Bloomberg Index ticker	BXIITETU
Inception date	7/2/2010
Base value and date	0 as of 04/29/1999
Index sponsor	Barclays

Index Composition


CBOT 2YR UST December 2012 100.00%

Source: Barclays, as of 9/30/2012. Index composition is subject to change. Weights of the underlying futures contracts in the Index expressed as a percentage of the total absolute dollar exposure of the portfolio.

[1] The investor fee is equal to the Yearly Fee times the closing indicative note value of your securities on the immediately preceding calendar day, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the closing indicative note value of your securities on the immediately preceding calendar day divided by 365.

[2] On each "roll day" for the relevant Treasury futures contracts underlying the Index, $0.005 will be charged and deducted from the closing indicative note value of each ETN, representing a cumulative effect of 0.12% per year.

[3] The effect of the index multiplier is to adjust the rate at which the value of the ETN changes in response to changes in the underlying Index level. As a result of the index multiplier, the ETN will record a $0.10 gain or loss for every 1.00 point increase or decrease, respectively, in the level of the Index.

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BARCLAYS

DTUS

Cumulative Index Return†


10%
8%
6%
4%
2%
0%
-2%
Aug 10
Nov 10
Feb 11
May 11
Aug 11
Nov 11
Feb 12
May 12
Aug 12
Barclays 2Y US Treasury Futures Targeted Exposure Index™

Source: Barclays (based on daily returns 08/10-9/12 since Note inception date).

Annualized Performance, Standard Deviation And Correlation History†

	3-month Return %	6-month Return %	1-Year Return % Annualized	3-Year Return % Annualized	5-Year Return % Annualized	Standard Deviation % Annualized[4]	Index Correlations[5]
Barclays 2Y US Treasury Futures Targeted Exposure Index™	0.64	1.05	1.07	n/a	n/a	0.27	1.00
S&P 500®	6.35	3.43	30.20	13.20	1.05	2.29	-0.21
MSCI EAFE Index	6.92	-0.70	13.75	2.12	-5.24	2.87	-0.22
MSCI Emerging Markets Index℠	7.74	-1.84	16.93	5.63	-1.28	3.08	-0.04
Barclays U.S. Aggregate Bond Index	1.58	3.68	5.16	6.19	6.53	0.39	0.70
Dow Jones-UBS Commodity Index Total Return℠	9.69	4.70	5.99	5.26	-3.03	2.25	-0.02

Source: BlackRock, Barclays, S&P Dow Jones Indices, LLC, MSCI and Dow Jones Opco LLC, as of 9/30/2012.

† *Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.*

[4] Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 9/11-9/12, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

[5] Correlations based on weekly returns for 9/11-9/12. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any increase in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has decreased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

iP-DTUS-I0912

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DTUS Benefits Risks May provide portfolio diversification and completion* No principal protection Ability to execute tactical views Credit risk of the issuer Interest Rate Management Concentration of index exposure Hedging Tool Minimum redemption value directly with issuer Exchange listed Market risk Daily redemption capabilities directly to issuer Yearly fee and applicable costs No tracking error to their specified underlying index** * Diversification does not protect against market risk. ** Excluding fees and applicable costs and applies only to the indicative value, not necessarily to the secondary market price. Tracking error refers to the under/over performance differential of an ETN versus its underlying index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index. The Underlying U.S. Treasury Note or Bond Yield May Increase, Decrease or Remain Unchanged Over the Term of Your ETNs: The return on your ETNs is inversely linked to the performance of the underlying index, which inversely corresponds to changes in the underlying U.S. Treasury note or bond yield. Changes in the underlying U.S. Treasury note or bond yield are affected by a number of unpredictable factors, and such factors may cause the underlying U.S. Treasury note or bond yield to increase, decrease or remain unchanged over the term of your ETNs. There is No Guarantee that the Index Level Will Decrease or Increase by 1.00 Point For Every 0.01% Change in the Level of the Underlying U.S. Treasury Note or Bond Yield: Reasons why this might occur include: market prices for underlying U.S. Treasury note or bond futures contracts may not capture precisely the underlying changes in the U.S. Treasury note or bond yield; the index calculation methodology uses approximation; and the underlying U.S. Treasury note or bond weighting is rebalanced monthly. Due to the Index Multiplier, Any Changes in the Value of Your ETNs Will Not Occur at the Same Rate as the Corresponding Changes in the Value of the Underlying Index: The ETNs apply an index multiplier, the effect of which is to adjust and invert the rate at which the value of the ETNs changes in response to changes in the underlying index level. Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock or U.S. Treasury markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index. A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs. No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering. BlackRock Investments, LLC, assists in the promotion of the iPath ETNs. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. “Barclays 2Y US Treasury Futures Targeted Exposure IndexTM” is a trademark of Barclays Bank PLC. I0912 © 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, - DTUS servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0626-1212 - iP Not FDIC Insured - No Bank Guarantee - May Lose Value 1-877-764-7284 www.ipathetn.com Page 3 of 3